# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lulu's Fashion Lounge Holdings, Inc., CIK 0001780201
CUSIP: 55003A207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 195 Humboldt Ave, Chico, California (CA), 95928
Date of event which requires filing of this statement: 04/06/2026
Amends the filing with accession number 0001493152-26-001043
Filed by CIK 0002102347
Persons authorized to receive notices and communications: Friedland Enterprises, 350 Lincoln Road, Miami Beach, Florida (FL), 33139, 5303217277

## Reporting persons
- Friedland Enterprises LLC (CIK 0002102347): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 137,447; shared voting power 137,447; sole dispositive power 137,447; shared dispositive power 137,447; aggregate amount beneficially owned 137,447 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Lulu's Fashion Lounge Holdings, Inc.
Address of issuer's principal executive offices: 195 Humboldt Ave, Chico, California (CA), 95928

## Item 2. Identity and Background
Name of person filing: Christian B. Friedland
Residence or business address: 350 Lincoln Road. Miami Beach, FL 33139
Present principal occupation or employment: Founder, Friedland Enterprises
Criminal convictions in the last five years: Has not
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been convicted in any criminal proceeding and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the Shares using personal funds and funds from brokerage margin accounts. The aggregate purchase price of the Shares beneficially owned by the Reporting Person is approximately $730,000.00

## Item 4. Purpose of Transaction
Purpose of transaction:
EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Christian B. Friedland ("Friedland" or the "Reporting Person"), through Friedland Enterprises, with the Securities and Exchange Commission on January 9, 2026 (the "Original Schedule 13D"), relating to the common stock of Lulu's Fashion Lounge Holdings, Inc. (the "Company"). Except as specifically set forth herein, the Original Schedule 13D is unmodified. Item 4 is amended and restated in its entirety as follows:

PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares because he believes they are undervalued and represent an attractive investment opportunity. The Reporting Person intends to engage constructively with the Company's management and Board of Directors (the "Board") to enhance shareholder value through improved corporate governance, enhanced investor communications, and strategic initiatives.

PROGRESS SINCE ORIGINAL FILING

Since the filing of the Original Schedule 13D on January 9, 2026, the Company has taken several actions responsive to the Reporting Person's governance reform platform:

Authorized Share Reduction (Original Proposal 1): Substantially Addressed. On March 30, 2026, the Company announced that the Board has approved an amendment to reduce authorized common shares from 250,000,000 to 15,000,000 and authorized preferred shares from 10,000,000 to 500,000, contingent on shareholder approval at the upcoming annual meeting. The Reporting Person intends to vote in favor of this amendment.

Permanent Chief Financial Officer (Original Proposal 5): Satisfied. On February 4, 2026, the Company appointed Heidi Crane as permanent Chief Financial Officer. Ms. Crane had served as fractional CFO since October 13, 2025 and brings over 17 years of CFO experience across direct-to-consumer and consumer brands.

Gross Margin and EBITDA Improvement. The Company reported fourth quarter 2025 gross margin of 44.3%, an increase of 640 basis points year over year, and three consecutive quarters of positive Adjusted EBITDA. Full year 2025 Adjusted EBITDA improved to negative $1.2 million from negative $9.7 million in FY2024.

Enhanced Operating Disclosure. On the Company's fourth quarter 2025 earnings call held March 30, 2026, the Company's President and Chief Innovation Officer provided detailed operating metrics including units transacted per new product launch, category-level SKU rationalization data, and event wear return rate trends.

Wholesale Channel Expansion. The Company reported wholesale revenue growth of approximately 143% year over year in FY2025, expanding distribution to include all 93 Nordstrom full-line stores nationwide, 100 Dillard's doors, Urban Outfitters online, Amazon (March 2026), and Victoria's Secret (Q1 2026).

REVISED AND CONTINUING PROPOSALS

Based on the Reporting Person's ongoing independent research, direct engagement with management, and the Company's fourth quarter 2025 financial results, the Reporting Person has refined his shareholder reform platform as follows:

Proposal 1: Data-Driven Merchandising (Revised from Original Proposal 4). The Original Schedule 13D proposed returning Company founder Colleen Winter to an operational merchandising or board role. The Reporting Person has revised this proposal. Based on independent research into data-driven merchandising approaches used by comparable occasion wear companies, and based on the Company's own statements regarding its technology-driven assortment strategy, the Reporting Person has concluded that the Company's merchandising needs are best addressed through algorithmic and data-driven methods rather than a traditional tastemaker approach. The Reporting Person believes the Company's President and Chief Innovation Officer, Mark Vos, whose background includes senior roles at Alibaba, is well-positioned to lead this data-driven transformation. The Reporting Person encourages the Company to provide additional disclosure regarding its use of artificial intelligence and machine learning in trend forecasting, demand planning, and assortment optimization.

Proposal 2: Performance-Based Equity Compensation (Revised from Original Proposal 3). The Reporting Person continues to believe that equity compensation for management and directors should be restructured from restricted stock units ("RSUs") to stock options with exercise prices tied to specific share price milestones. Stock options that vest only upon achievement of defined price targets align management incentives with shareholder value creation in a manner that RSUs, which retain value regardless of stock performance, do not.

Proposal 3: Investor Relations Activation (Revised from Original Proposal 6). The Original Schedule 13D proposed replacing the Company's investor relations firm. The Reporting Person has revised this proposal. The Reporting Person now believes the Company's current investor relations firm has developed an adequate activation plan. The constraint is not the IR firm but rather a Board-level decision to defer investor outreach until the operational recovery is further advanced. The Reporting Person believes this approach is a strategic error. The Company currently has zero sell-side analyst coverage. Daily trading volume is approximately 30,000 shares. The Company trades at approximately 0.12x trailing price-to-sales versus comparable company REVOLVE Group, Inc. (NYSE: RVLV) at approximately 1.3x. The Reporting Person urges the Board to authorize immediate activation of the existing IR plan.

Proposal 4: Strategic Review of Alternatives (Continuing from Original Proposal 8). The Reporting Person continues to believe the Board should evaluate the full range of strategic options available to shareholders. The Company operates a scaled direct-to-consumer platform with over $280 million in annual revenue, a fast-growing wholesale channel, gross margins exceeding 43%, nearly 30 years of brand heritage, and nationwide Nordstrom distribution. The current enterprise value of approximately $45 million does not reflect the value of these assets.

Proposal 5: Wholesale Segment Reporting (New). The Company's wholesale channel is expected to represent 10% or more of total revenue in FY2026. The Reporting Person believes the Company should report wholesale revenue, gross margins, and related operating metrics as a distinct segment in its periodic filings and earnings releases. Comparable company REVOLVE Group reports its business in two segments. The Reporting Person has published his own independent wholesale revenue estimates based on publicly available information.

Proposal 6: Tariff Exposure Disclosure (New). The Company is an import-dependent fashion brand that references tariff risk in its forward-looking statements but provides no quantification of sourcing concentration by country, potential margin impact under current or proposed tariff scenarios, or specific mitigation strategies. The Reporting Person believes this level of transparency is necessary for investors to underwrite the Company's margin expansion thesis in the current trade policy environment.

Board Reconstitution (Original Proposal 2): Withdrawn. The Original Schedule 13D proposed reconstitution of the Board, specifically targeting the seats held by John Black and Evan Karp. The Reporting Person has withdrawn this proposal. Through independent research and direct engagement, the Reporting Person has learned that Mr. Black retired from H.I.G. approximately six years ago and contributes M&A and strategic alternatives expertise valued by current management. Mr. Karp does not receive cash compensation for his Board service. The Reporting Person believes the remaining independent directors possess the operational expertise necessary to oversee the Company's turnaround.

The Reporting Person has published an independent analysis of the Company's financial outlook, including a bottom-up FY2026 revenue and Adjusted EBITDA model. This analysis is based entirely on publicly available information and has not been reviewed or endorsed by Company management.

Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional Shares, to dispose of Shares, or to take any other action with respect to the Shares as he deems appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) As of the date hereof, the Reporting Person beneficially owns 137,447 Shares, representing approximately 4.6% of the 2,971,729 Shares outstanding as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2025.

(b) The Reporting Person has sole voting power and sole dispositive power over all Shares reported.

(c) No transactions in the Shares were effected by the Reporting Person during the past 60 days.
(b) The Reporting Person has sole voting power and sole dispositive power over all Shares reported.
(c) Transactions effected during the past 60 days are set forth on Exhibit A.
Number of shares as to which each person has sole or shared power to vote or dispose: 137,447
Transactions in the class effected during the past sixty days: No transactions were effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Christian Friedland - 137,447 shares
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: April 6, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- Friedland Enterprises LLC: /s/ Christian Friedland, Christian Friedland (04/06/2026)